BALLARD POWER SYSTEMS INC.

8th Floor, 100 University Avenue Toronto, Ontario M5J 2Y1 www.computershare.com

SAM SAMPLE 123 SAMPLES STREET SAMPLETOWN SS X9X X9X CANADA	Security Class COMMON Holder Account Number C9999999999 IND

Form of Proxy - Annual Meeting to be held on June 6, 2018

This Form of Proxy is solicited by and on behalf of Management.
Notes to proxy

1.	Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).
2.	If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you must sign this proxy with signing capacity stated, and you may be required to provide documentation evidencing your power to sign this proxy.
3.	This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy.
4.	If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.
5.	The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.
6.	The securities represented by this proxy will be voted in favour or withheld from voting or voted against each of the matters described herein, as applicable, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.
7.	This proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting or other matters that may properly come before the meeting or any adjournment or postponement thereof.
8.	This proxy should be read in conjunction with the accompanying documentation provided by Management.

Proxies submitted must be received by 10:30 AM, Eastern Time on Monday, June 4, 2018.

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

To Vote Using the Telephone	To Vote Using the Internet	To Receive Documents Electronically

●Call the number listed BELOW from a touch tone telephone. 1-866-732-VOTE (8683) Toll Free	●Go to the following web site: www.investorvote.com ●Smartphone? Scan the QR code to vote now.	●You can enroll to receive future securityholder communications electronically by visiting www.investorcentre.com and clicking at the bottom of the page.
If you vote by telephone or the Internet, DO NOT mail back this proxy.
Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.
Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy.
To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below.

CONTROL NUMBER 23456 78901 23456

SAM SAMPLE	C9999999999 IND C01
Appointment of Proxyholder
I/We being holder(s) of Ballard Power Systems Inc. hereby appoint: Ian A. Bourne, Chair of the Board of Directors, or failing him, Randall MacEwen, President and Chief Executive Officer,	OR	Print the name of the person you are appointing if this person is someone other than the Chairman of the Meeting.

as my/our proxyholder with full power of substitution and to attend, act and to vote for and on behalf of the shareholder in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual Meeting of shareholders Ballard Power Systems Inc. to be held at Vantage Venues, 150 King Street West, 27th Floor, Toronto, Ontario, on Wednesday, June 6, 2018 at 10:30 AM, Eastern Time and at any adjournment or postponement thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

1. Election of Directors
	For	Withhold		For	Withhold		For	Withhold
01. Douglas P. Hayhurst	☐	☐	02. Duy-Loan Le	☐	☐	03. Randall MacEwen	☐	☐
04. Marty Neese	☐	☐	05. James Roche	☐	☐	06. Ian Sutcliffe	☐	☐
07. Janet Woodruff	☐	☐

							For	Withhold

2. Appointment of Auditors
Appointment of KPMG LLP, Chartered Accountants as Auditors of the Corporation for the ensuing year and authorizing the Directors to fix their remuneration.							☐	☐

							For	Against

3. Advisory Vote on Approach to Executive Compensation
RESOLVED, on an advisory basis and not to diminish the role and responsibilities of the Board of Directors of the Corporation, that the shareholders accept the approach to executive compensation disclosed in the Corporation’s management information circular delivered in advance of the Corporation’s 2018 annual meeting of shareholders.							☐	☐

							For	Against

4. Equity-Based Compensation Plans
BE IT RESOLVED THAT:
1. The consolidated option plan (“Option Plan”), in the form approved by the Board, and its adoption by the Corporation, is hereby re-confirmed and approved.
2. The consolidated share distribution plan (“SDP”), in the form approved by the Board, and its adoption by the Corporation, is hereby re-confirmed and approved.
3. All unallocated entitlements under the Option Plan and SDP are approved and ratified until June 6, 2021.
4. Any one officer or director of the Corporation is authorized on behalf and in the name of the Corporation to execute all such documents and to take all such actions as may be necessary or desirable to implement and give effect to this resolution or any part thereof.							☐	☐

Authorized Signature(s) - This section must be completed for your instructions to be executed.	Signature(s)	Date

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.		DD/MM/YY

Interim Financial Statements - Mark this box if you would like to receive Interim Financial Statements and accompanying Management’s Discussion and Analysis by mail.	☐	Annual Financial Statements - Mark this box if you would like to receive the Annual Financial Statements and accompanying Management’s Discussion and Analysis by mail.	☐

If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.

B L D Q	2 7 1 4 7 9	1 P I Z	A R 1	9 9 9 9 9

BALLARD POWER SYSTEMS INC.

8th Floor, 100 University Avenue Toronto, Ontario M5J 2Y1 www.computershare.com

SAM SAMPLE 123 SAMPLES STREET SAMPLETOWN SS X9X X9X AUSTRALIA	Security Class COMMON Holder Account Number C9999999999 IND

Form of Proxy - Annual Meeting to be held on June 6, 2018

This Form of Proxy is solicited by and on behalf of Management.
Notes to proxy

1.	Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).
2.	If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you must sign this proxy with signing capacity stated, and you may be required to provide documentation evidencing your power to sign this proxy.
3.	This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy.
4.	If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.
5.	The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.
6.	The securities represented by this proxy will be voted in favour or withheld from voting or voted against each of the matters described herein, as applicable, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.
7.	This proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting or other matters that may properly come before the meeting or any adjournment or postponement thereof.
8.	This proxy should be read in conjunction with the accompanying documentation provided by Management.

Proxies submitted must be received by 10:30 AM, Eastern Time on Monday, June 4, 2018.

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

To Vote Using the Telephone	To Vote Using the Internet	To Receive Documents Electronically

●Call the number listed BELOW from a touch tone telephone. 312-588-4290 Direct Dial	●Go to the following web site: www.investorvote.com ●Smartphone? Scan the QR code to vote now.	●You can enroll to receive future securityholder communications electronically by visiting www.investorcentre.com and clicking at the bottom of the page.
If you vote by telephone or the Internet, DO NOT mail back this proxy.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.

Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below.

CONTROL NUMBER 23456 78901 23456

SAM SAMPLE	C9999999999 IND C01
Appointment of Proxyholder
I/We being holder(s) of Ballard Power Systems Inc. hereby appoint: Ian A. Bourne, Chair of the Board of Directors, or failing him, Randall MacEwen, President and Chief Executive Officer,	OR	Print the name of the person you are appointing if this person is someone other than the Chairman of the Meeting.

as my/our proxyholder with full power of substitution and to attend, act and to vote for and on behalf of the shareholder in accordance with the following direction (or if no directions have , as the proxyholder sees fit) and all other matters that may properly come before the Annual Meeting of shareholders Ballard Power Systems Inc. to be held at Vantage Venues, 150 King Street West, 27th Floor, Toronto, Ontario, on Wednesday, June 6, 2018 at 10:30 AM, Eastern Time and at any adjournment or postponement thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

1. Election of Directors
	For	Withhold		For	Withhold		For	Withhold
01. Douglas P. Hayhurst	☐	☐	02. Duy-Loan Le	☐	☐	03. Randall MacEwen	☐	☐
04. Marty Neese	☐	☐	05. James Roche	☐	☐	06. Ian Sutcliffe	☐	☐
07. Janet Woodruff	☐	☐

							For	Withhold

2. Appointment of Auditors
Appointment of KPMG LLP, Chartered Accountants as Auditors of the Corporation for the ensuing year and authorizing the Directors to fix their remuneration.							☐	☐

							For	Against

3. Advisory Vote on Approach to Executive Compensation
RESOLVED, on an advisory basis and not to diminish the role and responsibilities of the Board of Directors of the Corporation, that the shareholders accept the approach to executive compensation disclosed in the Corporation’s management information circular delivered in advance of the Corporation’s 2018 annual meeting of shareholders.							☐	☐

							For	Against

4. Equity-Based Compensation Plans
BE IT RESOLVED THAT:
1. The consolidated option plan (“Option Plan”), in the form approved by the Board, and its adoption by the Corporation, is hereby re-confirmed and approved.
2. The consolidated share distribution plan (“SDP”), in the form approved by the Board, and its adoption by the Corporation, is hereby re-confirmed and approved.
3. All unallocated entitlements under the Option Plan and SDP are approved and ratified until June 6, 2021.
4. Any one officer or director of the Corporation is authorized on behalf and in the name of the Corporation to execute all such documents and to take all such actions as may be necessary or desirable to implement and give effect to this resolution or any part thereof.							☐	☐

Authorized Signature(s) - This section must be completed for your instructions to be executed.	Signature(s)	Date

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.		DD/MM/YY

Interim Financial Statements - Mark this box if you would like to receive Interim Financial Statements and accompanying Management’s Discussion and Analysis by mail.	☐	Annual Financial Statements - Mark this box if you would like to receive the Annual Financial Statements and accompanying Management’s Discussion and Analysis by mail.	☐

If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.

B L D Q	2 7 1 4 7 9	1 P I Z	A R 1	9 9 9 9 9